AB
3/9

09058937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBRE Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Post Oak Boulevard, Suite 2100
(No. and Street)

Houston — Texas — 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Potter 713-787-1941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000 — Los Angeles — CA — 90071
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SR 3/2

OATH OR AFFIRMATION

I, Scott Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBRE Capital Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY WOODWARD
MY COMMISSION EXPIRES
December 15, 2010

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CBRE CAPITAL CORPORATION

(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)

(Sec Identification No. 8-67319)

Financial Statements and Supplemental Schedules

December 31, 2008

(With Independent Auditors' Report Thereon)

Filed pursuant to Rule 17a-5(e)(3) of the Securities and Exchange Commission as a Public Document.

CBRE CAPITAL CORPORATION
(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition as of December 31, 2008	2
Statement of Operations for the year ended December 31, 2008	3
Statement of Changes in Stockholder's Equity for the year ended December 31, 2008	4
Statement of Cash Flows for the year ended December 31, 2008	5
Notes to the Financial Statements	6 – 8
Supplementary Information:	
Schedule I – Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934	9
Schedule II – Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission	10

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
CBRE Capital Corporation:

We have audited the accompanying statement of financial condition of CBRE Capital Corporation as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBRE Capital Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2009

CBRE CAPITAL CORPORATION
(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	60,137

Stockholder's Equity

Common stock, $.01 par value per share. Authorized 1,000 shares; issued and outstanding 100 shares	$	1,000
Additional paid-in capital		524,695
Accumulated deficit		(465,558)
Total stockholder's equity	$	60,137

See accompanying notes to financial statements.

CBRE CAPITAL CORPORATION

(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)

Statement of Operations

Year ended December 31, 2008

Expenses:		
Professional fees	$	84,060
Regulatory fees		6,370
Services fees		121,176
Other expenses		3,246
Total expenses		214,852
Loss before income tax benefit		(214,852)
Income tax benefit		(75,198)
Net loss	$	(139,654)

See accompanying notes to financial statements.

CBRE CAPITAL CORPORATION

(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

Stockholder's equity, December 31, 2007	$	62,393
Capital contributions from Parent		212,596
Distribution to Parent		(75,198)
Net loss		(139,654)
Stockholder's equity, December 31, 2008	$	60,137

See accompanying notes to financial statements.

CBRE CAPITAL CORPORATION
(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(139,654)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets:		
Decrease in deposits		2,256
Net cash used in operating activities		(137,398)
Cash flows from financing activities:		
Equity contributions from Parent		212,596
Distribution to Parent		(75,198)
Net cash provided from financing activities		137,398
Net change in cash		—
Cash at beginning of year		60,137
Cash at end of year	$	60,137

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

CBRE Capital Corporation (the Company) is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and became a registered broker-dealer under the Securities Exchange Act of 1934 in October 2006. The Company, a Delaware corporation, was capitalized in January 2006 as a wholly owned subsidiary of Trammell Crow Company. On December 20, 2006, Trammell Crow Company was acquired by CB Richard Ellis Group, Inc. (the Parent or CB Richard Ellis), at which time the Company became a wholly owned subsidiary of CB Richard Ellis. The Company was formed to service the real estate investment industry by distribution of debt and equity securities of corporations and other entities, through the private placement of such securities on a best efforts basis to accredited investors and institutional customers. The Company will not act as a statutory underwriter or engage in market making or proprietary trading activities.

If necessary, the Parent (or one or more of its subsidiaries) will provide financial support to the Company sufficient for it to satisfy its obligations and debt service requirements as they come due until at least January 1, 2010, and will satisfy, on a timely basis all liabilities and obligations of the Company that the Company is unable to satisfy when due through and including January 1, 2010.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with United States generally accepted accounting principles (U.S. GAAP).

(b) Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has no valuation allowance or loss contingencies accrued at December 31, 2008.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An interpretation of Statement of Financial Accounting Standard No. 109 (FIN 48)*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Prior to January 1, 2007, the Company estimated uncertain income tax obligations in accordance with FASB Statement No. 109 and FASB Statement No. 5, *Accounting for Contingencies*. The adoption of FIN 48 had did not have a significant impact to the Company's financial statements.

(Continued)

(c) Use of Estimates

The financial statements have been prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

(3) Related-Party Transactions

The Company has an agreement with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. The Company incurred $121,176 under this agreement for the year ended December 31, 2008. The Parent made a capital contribution in the form of equity capital and not in the form of a loan, subordinated or otherwise for these charges.

(4) Net Capital Requirement

The Company, as a member of the FINRA, is subject to the Securities Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method, permitted by the rule, which requires that the net capital be the greater of the statutory requirement or the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company had net capital of $60,137, which was $55,137 in excess of the required net capital at December 31, 2008.

(5) Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or securities of, or owe money or securities to, customers, and effectuates all financial transactions through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers)." Because of such exemption, the Company is not required to prepare a determination of reserve requirements for broker and dealers or provide information relating to possession or control requirements for brokers and dealers.

(Continued)

(6) Income Taxes

The income tax benefit consisted of the following components:

Current:		
Federal	$	(75,198)
State		—
Total current benefit	$	(75,198)

The Company files a consolidated income tax return with the Parent on a calendar-year basis, in which there is a tax sharing arrangement existing between the Company and the Parent. The income tax benefits generated from the net operating losses during 2008 were fully utilized by the Parent in the consolidated income tax filings for 2008. Accordingly, the income tax benefits relating to such have been reflected as distributions to the Parent in the accompanying financial statements.

Schedule I

CBRE CAPITAL CORPORATION
(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1

December 31, 2008

Total stockholder's equity qualified for net capital	$	60,137
Deductions to determine net capital		—
Net capital		60,137
Computation of basic net capital requirement:		
Aggregate indebtedness		—
Minimum net capital required (greater of $5,000 or $6\frac{2}{3}$% of aggregate indebtedness)		5,000
Net capital in excess of minimum requirement	$	55,137

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2008 as filed by CBRE Capital Corporation on Amended Form X-17A-5 on January 30, 2009.

See accompanying independent auditors' report.

Schedule II

CBRE CAPITAL CORPORATION

(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule. Because of this exemption, the Company has not included the schedule, "Computation for Determination of Reserve Requirements under Rule 15c3-3."

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule. Because of this exemption, the Company has not included the schedule, "Information Relating to Possession or Control Requirements under Rule 15c3-3."

See accompanying independent auditors' report.

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY RULE 17A-5
OF THE SECURITIES AND EXCHANGE ACT OF 1934**

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Requiredy by Rule 17a-5 of the Securities and Exchange Act of 1934

The Board of Directors
CBRE Capital Corporation:

In planning and performing our audit of the financial statements of CBRE Capital Corporation (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
>
> Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009